

Mail Stop 7010

February 3, 2009

via U.S. mail and facsimile

Tommy L. McAden, CFO
TOUSA, Inc.
4000 Hollywood Boulevard, Suite 500 North
Hollywood, Florida 33021

>   **RE: TOUSA, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed August 12, 2008**
>   **Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>   **File No. 1-32322**

Dear Mr. McAden:

    We have reviewed your response letter dated January 20, 2009, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

1. In future filings, please remove the titles of the persons certifying. Each such person should certify in his or her individual capacity, and not as CEO or CFO.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 46

Financial Reporting Under SOP 90-7, page 47

2. We note the revised disclosure you intend to include in future filings in response to comment 2 in our letter dated December 18, 2008. As previously requested, please disclose the amount by which you reduced your pre-petition liabilities included in liabilities subject to compromise. If you have not reduced your pre-petition liabilities, please disclose as such. If you did reduce your pre-petition liabilities, please also disclose the factors considered and the assumptions made to estimate the expected allowable amounts.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Errol Sanderson at (202) 551-3746, or in his absence, Pamela Long, Assistant Director, at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief